LISA CORNEHL

SENIOR VICE PRESIDENT, CHIEF LEGAL OFFICER

VIA EDGAR

January 25, 2024

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington D.C. 20549

Re: First American Financial Corporation

Form 8-K/A

Filed January 12, 2024

File No. 001-34580

To the Division of Corporation Finance:

We acknowledge to the Staff that our amended Form 8-K was filed pursuant to Instruction 2 and that we applied the traditional metrics in measuring materiality. This includes both quantitative and qualitative factors cited by the Commission as well as case law, including Supreme Court guidance. We also acknowledge that, in future filings, we will disclose any known material aspects of this incident.

If you have any questions concerning the foregoing, please do not hesitate to contact me.

Sincerely,

/s/ Lisa Cornehl

Lisa Cornehl

1 First American Way, Santa Ana, CA 92707

TEL 714.250.8581

LCornehl@firstam.com ▼ www.firstam.com